

November 14, 2022

Patricia Collawn
Chief Executive officer
PNM Resources, Inc.
414 Silver Ave. SW
Albuquerque, NM 87102

> **Re: PNM Resources Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-32462**

Dear Patricia Collawn:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation